Exhibit 99.1

NOTICE OF THE ANNUAL

GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of CNH Industrial N.V. (the “Company” or “CNH Industrial”) will be virtually held at 5:30 p.m. CEST on Wednesday, April 13, 2022.

Pursuant to the temporary legislative measures from the Dutch government aimed at protecting all participants, shareholders will not be allowed to attend the AGM in person. The meeting can be followed via a live webcast that will be available on the Company’s website 1.

Votes can only be cast in advance of the AGM as further set out in this convocation notice. The language of the meeting shall be English. The AGM is convened to discuss and decide on the agenda reflected below.

AGENDA

1.	OPENING

2.	ANNUAL REPORT 2021

a.	Policy on additions to reserves and on dividends (discussion only item)

b.	Adoption of the 2021 Annual Financial Statements (voting item)

c.	Determination and distribution of dividend (voting item)

d.	Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	2021 REMUNERATION REPORT

Application of the remuneration policy in 2021 (advisory voting item)

4.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND (RE)-APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Suzanne Heywood (voting item)

b.	Re-appointment of Scott W. Wine (voting item)

c.	Re-appointment of Catia Bastioli (voting item)

d.	Re-appointment of Howard W. Buffett (voting item)

e.	Re-appointment of Léo W. Houle (voting item)

f.	Re-appointment of John B. Lanaway (voting item)

g.	Re-appointment of Alessandro Nasi (voting item)

h.	Re-appointment of Vagn Sørensen (voting item)

i.	Re-appointment of Åsa Tamsons (voting item)

j.	Appointment of Ms. Karen Linehan (voting item)

[1]

The AGM is planned to be held virtually in the manner contemplated by the current temporary legislative measures related to the COVID-19 pandemic. Should such form not be any more permitted on the date of the AGM, then the AGM will be held at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands, subject to applicable restrictions on in-person visits, if any. If needed, a further public announcement in this respect will be made.

5.	RE-APPOINTMENT OF INDEPENDENT AUDITOR FOR 2022 AND APPOINTMENT OF INDEPENDENT AUDITOR FOR 2023

a.	Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company for the 2022 financial year (voting item)

b.	Proposal to appoint Deloitte Accountants B.V. as the independent auditor of the Company for the 2023 financial year (voting item)

6.	REPLACEMENT OF THE EXISTING AUTHORIZATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

7.	CLOSE OF MEETING

AGM documents

The following meeting documents are available:

•	CNH Industrial Annual Report 2021 (Report on Operations including the Remuneration Report; Consolidated and Statutory Financial Statements) and the Independent Auditor’s Report,

•	the explanatory notes to the Agenda with proposed resolutions and information about members of the Board of Directors whose (re)- appointment has been proposed,

•	statement of the issued share capital and voting rights at the date of this notice, and

•	voting instructions and voting proxy forms for the AGM

and other relevant AGM documents are available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings). This documentation is also available at the Company’s principal office at 25 St. James’s Street London, SW1A 1HA (United Kingdom) for shareholders, who will receive a copy free of charge upon request.

Record date

Shareholders can hold Company shares as follows:

•

shareholders holding special voting shares and common shares or shareholders holding common shares electing to receive special voting shares upon completion of the required holding period (the “Loyalty Shareholders”) registered in the loyalty register of the Company (the “Loyalty Register”). The Loyalty Register is maintained on behalf of the Company in the records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Agent” and both, the “Agents”);

•

shareholders holding common shares in registered form (the “Registered Shareholders”) in an account at Computershare Trust Co. NA as the transfer agent of the Company (the “Transfer Agent” and together with the Agents, the “AGM Agents”);

•	shareholders holding common shares in a bank, brokerage or other intermediary account with the Depository Trust Company (the “DTC Participant Account”);

•	shareholders holding common shares in an intermediary account in the Monte Titoli system (the “Monte Titoli Participant Account”).

Under Dutch law and the Company’s Articles of Association, in order to be entitled to vote in relation to the voting items on the agenda for the AGM, shareholders must (i) be registered as of March 16, 2022 (the “Record Date”) in the register established for that purpose by the Board of Directors (the “AGM Register”) after reflecting all debit and credit entries as of the Record Date, regardless of whether the shares are still held by such holders at the date of the AGM and (ii) request registration in the manner mentioned below. The AGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of Registered Shareholders, the registered shareholder list administrated by the Transfer Agent, and (iii) in respect of shareholders holding common shares in a Monte Titoli Participant Account or in a DTC Participant Account, the list of the entitled shareholders provided by the bank, brokerage or other intermediary (the “Intermediary”).

Voting

Loyalty Shareholders and Registered Shareholders

The AGM Agents will send AGM materials to Loyalty Shareholders and/or Registered Shareholders at the addresses of such shareholders as they appear from the records maintained by the relevant AGM Agent, including a proxy form that allows shareholders to give their voting instructions. The proxy form will also be available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Loyalty Shareholders and/or Registered Shareholders will be entitled to submit their voting instructions or voting proxy (please note proxy instructions below) for the AGM by 11:00 p.m. CEST on April 6, 2022, in writing or electronically (contact details at the end of this announcement). They can also cast their vote in advance of the AGM via the web procedure made available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account who wish to submit voting instructions or a voting proxy (please note proxy instructions below) for the AGM should request that their Intermediary issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit the notification of participation no later than 11:00 p.m. CEST on April 6, 2022, to Computershare S.p.A.

The above-mentioned shareholders may cast their vote in advance of the AGM via the web procedure made available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings) or by proxy form that will also be available on the Company’s website (please note proxy instructions below).

Shareholders holding common shares in a DTC Participant Account

Shareholders holding common shares in a DTC Participant Account should give instructions to their Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. In order to vote their shares, they will need to follow the directions provided by their Intermediary.

Vote by proxy

Subject to compliance with the above provisions, shareholders can also vote for the AGM by proxy and follow the meeting via live webcast on the website of the Company (www.cnhindustrial.com). In order to give voting instructions by proxy, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including voting instructions, will be received by the relevant AGM Agent (contact details below) by 11:00 p.m. CEST on April 6, 2022, in writing or electronically pursuant to instructions contained in the proxy forms. All votes shall be cast electronically or in writing ahead of the AGM in accordance with the proxy and voting instructions.

Questions by Shareholders

Shareholders can submit questions regarding the agenda items of the AGM by email to AGM2022@cnhind.com until April 10, 2022, at 5:30 p.m. CEST. The email must include the name, the surname, the number of shares held by the shareholder, the AGM agenda item to which the question refers and the bank or broker statement proving shareholder’s ownership of CNH Industrial common shares on the Record Date. CNH Industrial intends to address the questions during the meeting, to the extent appropriate with a view to the orderly conduct of the meeting. Shareholders who have submitted questions before the deadline mentioned above may ask follow-up questions during the AGM in accordance with the instructions given at the AGM, and only insofar the order of the meeting allows.

Address details of AGM Agents:

Computershare S.p.A.

Via Nizza 262/73, 10126 Torino (Italy)

cnhi@computershare.it or cnhi@pecserviziotitoli.it

Computershare Investor Services

PO BOX 505000

Louisville, KY 40233-5000

Web.queries@computershare.com

By Overnight Delivery:

Computershare

462 South 4th Street

Suite 1600

Louisville, KY 40202

CNH Industrial N.V., March 1, 2022